Exhibit 99.1

eHi Car Services Announces

Extraordinary General Meeting of Shareholders

Shanghai, China, March 11, 2019 — eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services company in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”) to be held on April 8, 2019 at 10:00 a.m. (Shanghai time), at Unit 12/F, Building No. 5, Guosheng Center, 388 Daduhe Road, Shanghai, 200062, the People’s Republic of China. The meeting will be held to consider and vote on, among other matters: the proposal to authorize and approve the previously announced amended and restated agreement and plan of merger (the “Merger Agreement”) dated February 18, 2019, among the Company, Teamsport Parent Limited (“Parent”), and Teamsport Bidco Limited (“Merger Sub”), a wholly owned subsidiary of Parent; the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”); and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving company under Cayman Islands law (the “Merger”). If completed, the proposed Merger would result in the Company becoming a privately held company that is wholly owned by affiliates of Mr. Ray Ruiping Zhang, the chairman and chief executive officer of the Company, MBK Partners Fund IV, L.P., The Crawford Group, Inc., Ctrip Investment Holding Ltd., Ocean General Partners Limited and Dongfeng Asset Management Co., Ltd. (collectively, the “Buyer Group”).

Following the consummation of the Merger, the American depositary shares of the Company (each representing two Class A common shares, par value US$0.001 per share) (“ADSs”) will no longer be listed on the New York Stock Exchange. In addition, the ADSs and the Company’s Class A common shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of the Company’s board of directors composed entirely of independent directors unaffiliated with the Buyer Group or any member of the management of the Company, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger) and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby (including the Merger).

Shareholders of record at the close of business in the Cayman Islands on March 22, 2019 will be entitled to attend and vote at the EGM. ADS holders as of the close of business in New York City on March 11, 2019 will be entitled to instruct JPMorgan Chase Bank, N.A., in its capacity as the ADS depositary, to vote the Class A common shares represented by their ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov) or at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, copies of these documents can also be obtained, without charge, by contacting the Company at +86 (21) 6468-7000 ext. 8830 or via email at ir@ehic.com.cn.

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SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the Company’s shareholders with respect to the proposed Merger. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is set forth in the definitive proxy statement relating to the Merger.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC in respect of the proposed Merger.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is a leading car rental and car services provider in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China to the brands Enterprise Rent-A-Car, National Car Rental and Alamo Rent A Car owned by Enterprise Holdings, Inc., the largest car rental provider in the world. Enterprise Holdings, Inc. is owned by The Crawford Group, Inc. For more information regarding eHi, please visit http://en.1hai.cn.

Safe Harbor

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “if,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the expected benefits and costs of the proposed Merger; the expected timing of the completion of the Merger; the parties’ ability to complete the Merger considering the various closing conditions; the possibility that various closing conditions to the Merger may not be satisfied or waived; how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made and other risks and uncertainties discussed in the Company’s filings with the SEC, including the Schedule 13E-3 transaction statement and the proxy statement filed by the Company in connection with the Merger. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8830

E-Mail: ir@ehic.com.cn

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